SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Online Consortium Corp.
(Exact name of registrant as specified in its charter)
British Columbia, Canada	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
P.O. Box 11133, #2250 – 1055 W. Georgia St. Vancouver	V6E 3P3
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number: (604) 689-4200

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class
Common Shares

This registration statement contains statements of a forward-looking nature relating to future events or future performance of Online Consortium Corp. ("Online"). These statements are only predictions and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this registration statement which could cause actual results to differ materially from those expressed in or implied by, any forward-looking statements, including those set forth in " Factors That May Affect Future Results." See "Cautionary Note Regarding Forward-Looking Statements."

Exchange Rate Information.

We publish our consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. See Item 2. Financial Information – Exchange Rate Information.

Item 1. Business

General development of business.

Online Consortium Corp.  ("Online")  was originally incorporated as Tracker Explorations Ltd. on November 25, 1983 under the laws of the Province of British Columbia, Canada. The name was changed to Jentech Ventures Corp. on September 14, 1987 and to Impact Travel Technology Inc. on April 26, 1993.

Following several years of no commercial operations, the name of the Company was changed to MCF Enterprises Inc, in conjunction with the March 1999 acquisition of a 100% interest in O-Tooz Energie Group Inc. ("O-Tooz"), in consideration for the issuance of 333,333 shares of common stock. O-Tooz, a Canadian corporation, principal business was the selling of healthy food and other related products through retail outlets located in shopping malls or food courts.  D. Grant Madonald, a director of Online since inception and currently a 30% shareholder was a 44% shareholder of O-Tooz at the time of the acquisition.  At the time of its acquisition, O-Tooz, which commenced operations in 1992,  had annual revenues approaching $1 million for the preceding 12 month period.  O-Tooz was never profitable and had a deficit balance in shareholders' equity as of the acquisition date.  At the time of acquisition, both companies obtained independent outside counsel to properly determine fair consideration for the acquisition with D. Grant Macdonald abstaining from voting.  Following these negotiations the proposed transaction was submitted to and received approval from the Vancouver Stock Exchange.  In the first quarter of fiscal 2002 O-Tooz ceased operations due to continuing operating losses and has been reflected as discontinued operations in the accompanying financial statements.

In October 1999 the Company acquired a 100% interest in FilmIndustry.com, a company based in the state of Washington. FilmIndustry.com is an online vertical directory and content portal intended to serve the needs of the film industry. Online purchased all the issued and outstanding shares of FilmIndustry from Murray G. Macdonald, a relative of a director of  Online, for the sum of $25,000 and the issuance of 166,666 common shares of Online which are to be held in escrow and released in blocks semi-annually over a six year period. FilmIndustry, which launched its portal in August 1999,  had been in operations for less than one year and had no revenues or earnings from operations to date.  At the time of acquisition, both companies obtained independent outside counsel to properly determine the fair consideration for the acquisition with D. Grant Macdonald abstaining from voting.  Following these negotiations the proposed transaction was submitted to and received approval from the Vancouver Stock Exchange.

In July 2000 DJscene.com Media, Inc. was founded to provide a community portal for the Disc Jockey segment of the international music industry.

In February 2001 the name was changed to Online Consortium Corp.

All operating activity for FilmIndustry.com ceased during fiscal 2001 pending additional financing.

Financial information about industry segments.

See Footnote 13 to the consolidated financial statements.

Narrative description of business.

Online Consortium Corp. is in the business of acquiring, developing and financing interests in select businesses which are capable of growth and expansion. The Company is exploring additional business concepts using the expertise of its board of directors. Online presently has no investment capital available to fund either its existing operations or any additional business concept or acquisitions.  Online will need to raise additional equity if it is to recommence the operations of its existing businesses or consider any additional business concept or acquisitions. Online's wholly owned subsidiaries, FilmIndustry.com, Inc.  and DJscene.com Media Inc.  are considered to remain viable business opportunities, however FilmIndustry.com ceased operations in fiscal 2001 and DJscene.com  is operating with minimal overhead at this time, both due to a lack of operating capital. Online ceased operations of its other subsidiary, O-Tooz Energie Group Inc. in the first quarter of fiscal 2002 due to increasing losses.   Online presently has no plans, discussions or agreements with any companies regarding possible investments or acquisitions.

FilmIndustry.com, Inc.

FilmIndustry.com, Inc. ("FilmIndustry") is an online vertical directory and content portal intended to serve the needs of the film industry. The web site provides an online interactive community for film, television and new media professionals world wide, offering access to industry news, insight and discussion. FilmIndustry has developed a comprehensive Professional Directory database that is intended to give film industry professionals an opportunity to promote themselves through their personalized Professional Directory Profile. FilmIndustry  temporarily halted its marketing and ad campaign during fiscal 2001 due to a lack of funds and further development of its Professional Directory has been put on hold.

DJscene.com.

DJscene.com Media Inc. ("DJscene") operates DJscene.com, a community portal for the Disc Jockey segment of the international music industry. DJscene provides urban club and radio mixshow DJ’s with promotional and networking opportunities on the Internet. DJscene offers features that include streaming audio and video, exclusive talent interviews, daily music industry news, a member directory, DJ directory, email services and interactive forums.

The business strategy of DJscene.com has been to develop a sizeable online community by providing unique content, interactive forums, email services, and a directory that caters to DJs and their patrons. As membership and site traffic increases, DJscene expects to generate revenue by marketing advertising services in the form of banner advertising and product promotion services. DJscene will target record labels, and manufacturers and distributors of DJ equipment as advertising clients. Members of DJscene are mainly North American males between the ages of 18 and 26 and therefore all companies that market products to this demographic are viewed as potential DJscene advertising clients. These include clothing lines, soft drink brands, sporting equipment, movie studios, and automobile manufacturers.

The pricing method for banner advertising, if any, at DJscene will be the industry-standard CPM (cost per 1000 impressions) pricing model for targeted Internet advertising ($20-$50 CPM or more for targeted content depending on current Internet advertising industry conditions). However, situations may arise when alternative pricing models may be employed such as monthly rates or long-term sponsorships. Long-term sponsors will be offered discounted banner advertising rates and promotional service fees. Fees charged for promotional services will vary depending on the nature of the promotional campaign and the products being promoted. Promotional fees will generally be charged on a monthly basis. DJscene believes that membership and site traffic has reached the point where potential advertisers may be interested and is currently pursuing advertising and promotional opportunities.

Although not currently being pursued, other forms of revenue that may be developed at DJscene include e-commerce and membership fees.

DJscene currently faces competition from online communities that target amateur and professional urban club and radio mixshow DJ’s and their patrons. These competitors generally offer services that compete with the services offered at DJscene and threaten to reduce potential DJscene membership and traffic levels. DJscene competes for advertising clients with these competitive sites as well as with other websites that target online youth between the ages of 18 and 26.

Financial information about geographic areas.

All revenues and expenses for the three-year period ended July 31, 2001 and the nine-month period ended April 30, 2002 have been related to operations in Canada, except for minor administrative and legal incorporation expenses for the two U.S. subsidiaries. All operating assets are located in Canada.

Available information.

The electronic filing system for public companies in Canada has a Web site at http://www.sedar.com that contains our proxy statements, news releases, material change reports, financial statements and other information that public companies in Canada are required to file. In addition, filed documents and trading information of the shares of our common stock may be found on the Web site of the TSX Venture Exchange (formerly the Canadian Venture Exchange) at http://www.cdnx.com.

Reports to security holders.

Any statement in this registration statement about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit, the contract or document is deemed to modify the description contained in this registration statement. You must review the exhibits themselves for a complete description of the contract or document.

We will be subject to the information requirements of the U.S. Securities Exchange Act of 1934 upon the effectiveness of this registration statement and, in accordance therewith, will be required to file reports, including annual reports, and other information with the U.S. Securities and Exchange Commission. We have elected to file our annual report on Form 10-K and our quarterly reports on Form 10-Q within the time requirements provided for these forms. These materials, including the annual report on Form 10-K and the exhibits thereto, may inspected and be copied at the Commission's public reference rooms in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we intend to do so. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE EXCHANGE ACT PRESCRIBING THE FURNISHING AND CONTENT OF PROXY STATEMENTS AND OUR OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS ARE EXEMPT FROM THE REPORTING AND SHORT-SWING PROFIT RECOVERY PROVISIONS CONTAINED IN SECTION 16 OF THE EXCHANGE ACT. UNDER THE EXCHANGE ACT, AS A FOREIGN PRIVATE ISSUER, ALTHOUGH WE ARE NOT REQUIRED TO PUBLISH FINANCIAL STATEMENTS AS FREQUENTLY OR AS PROMPTLY AS UNITED STATES COMPANIES, WE HAVE ELECTED TO FILE IN ACCORDANCE WITH THE RULES FOR UNITED STATES COMPANIES.

Enforceability of civil liabilities against foreign persons.

Online Consortium is a corporation organized under the laws of the British Columbia, Canada. All of Online's directors and officers are citizens or residents of countries other than the United States. All of Online's assets are located outside the United States. Accordingly, it may be difficult for investors to:

  obtain jurisdiction over Online or its directors or officers in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

  enforce against Online or its directors or officers judgments obtained in such actions;

  obtain judgments against Online or its directors or officers in actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

  enforce against Online or its directors or officers in non-U.S. courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

Item 2. Financial Information

SELECTED FINANCIAL DATA

The following table presents a summary of our consolidated statement of operations derived from our financial statements. Except as otherwise indicated, the following selected financial data have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States accounting principles is detailed in Note 16 of the audited financial statements. The data should be read with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes included elsewhere in this registration statement. The monetary amounts in the table are expressed in Canadian dollars.

Consolidated statements of operations data:

	Year Ended July 31,					Nine Months Ended April 30, (unaudited)
	1997	1998	1999	2000	2001	2001	2002
	(In thousands, except per share data)
Revenues	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Loss from continuing operations	103	37	413	479	926	634	137
Loss from discontinued operations	0	0	28	140	117	74	43
Net Loss	$ (102)	$ (36)	$ (441)	$ (619)	$ (1,043)	$ (708)	$ (180)
Net loss per share – Canadian GAAP:
Continuing operations	$ 0	$ 0	$ (0.48)	$ (0.20)	$ (0.33)	$ (0.23)	$ (0.04)
Discontinued operations	(0.06)	(0.05)	(0.04)	(0.06)	(0.04)	(0.02)	(0.02)
Net loss per share – Canadian GAAP	$ (0.06)	$ (0.05)	$ (0.52)	$ (0.26)	$ (0.37)	$ (0.25)	$ (0.06)
Net loss per share – US GAAP:
Continuing operations	$ 0	$ 0	$ (0.51)	$ (0.20)	$ (0.33)	$ (0.23)	$ (0.04)
Discontinued operations	(0.06)	(0.05)	(0.03)	(0.06)	(0.04)	(0.02)	(0.02)
Net loss per share – US GAAP	$ (0.06)	$ (0.05)	$ (0.54)	$ (0.26)	$ (0.37)	$ (0.25)	$ (0.06)

Weighted average shares outstanding	1,621	722	854	2,398	2,853	2,816	3,159
Dividends per share	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0

The following table indicates a summary of our consolidated balance sheets as of July 31, 2001 and 1999, and as of April 30, 2002 (unaudited). The monetary amounts in the table are expressed in Canadian dollars.

Consolidated balance sheet data:

	July 31,				April 30, (unaudited)
	1997	1998	1999	2000	2001	2002
(In thousands, except per share data)
Total assets	$ 33	$ 2	$ 158	$ 961	$ 56	$ 26
Total liabilities	$ 2	$ 7	$ 471	$ 421	$ 210	$ 361
Shareholders’ equity (deficiency) – Canadian GAAP	$ 31	$ 5	$ (313)	$ 540	$ (154)	$ (335)
Shareholders’ equity (deficiency) – US GAAP	$ 31	$ 5	$ (313)	$ 540	$ (154)	$ (335)

Exchange Rate Information

We publish our consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table sets forth for each period indicated the period end exchange rates for conversion of U.S. dollars to Canadian dollars, the average exchange rates on the last day of each month during such period and the high and low exchange rates during such period. These rates are based on the noon buying rate in New York City, expressed in U.S. dollars, for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates are presented as Canadian dollars per $1.00. On April 30, 2002, the noon buying rate was US$1.00 equals C$1.5681 and the inverse noon buying rate was C$1.00 equals US$0.637714.

	Year Ended July 31,					Nine Months Ended April 30,
	1997	1998	1999	2000	2001	2002
End of period	1.3820	1.5112	1.5070	1.4880	1.5310	1.5681
Average for the period	1.3672	1.4673	1.5106	1.4723	1.5236	1.5795
High during the period	1.3942	1.5112	1.5452	1.4957	1.5587	1.5997
Low during the period	1.3381	1.3869	1.4611	1.4486	1.4828	1.5399

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that reflect our current expectations about our future results, performance, prospects and opportunities. Where possible, the forward-looking statements are identified by words such as "believes," "anticipates," "plans," "expects," "seeks," "estimates," "intends," "may," "will," and other similar expressions; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterization of future events or circumstances are forward-looking statements. The forward-looking statements are subject to significant risks, uncertainties and other factors including those identified in the "Risk Factors" section of this Form 10, which may cause actual results to differ materially from those expressed in or implied by, these statements. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring subsequent to the filing of this report or for any other reason.

Overview

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States accounting principles is detailed in note 16 of the consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in Canadian dollars.

Online Consortium Corp. ("Online") is in the business of acquiring, developing and financing interests in select businesses which are capable of growth and expansion. The Company is exploring additional business concepts using the expertise of its board of directors. Online continues to operate its wholly owned subsidiaries, FilmIndustry.com, Inc. ("FilmIndustry") and DJscene.com Media Inc. ("DJscene"). It closed operations of its other subsidiary, O-Tooz Energie Group Inc. ("O-Tooz") in September 2001 due to increasing operational losses.   O-Tooz is the only subsidiary to reach the stage of revenue recognition ($685,460 and $689,654 in 2001 and 2000, respectively) however the results of O-Tooz operations are now reflected as discontinued operations.  No continuing operations have realized sales or other revenues.

FilmIndustry is an online vertical directory and content portal intended to serve the needs of the film industry. FilmIndustry has temporarily halted its marketing and ad campaign due to a lack of funds and further development of its Professional Directory has been put on hold.

DJscene is a community portal for the Disc Jockey segment of the international music industry. DJscene provides urban club and radio DJ’s with the technology that enables Internet based distribution and promotional opportunities without promoting piracy on the web. DJscene offers features that range from streaming audio and video and exclusive talent interviews, to a DJ directory, free email, interactive forums and chat.

Results of Continuing Operations

Year ended July 31, 2001 Compared to Year Ended July 31, 2000

At the end of July 31, 2001 Online had a total consolidated net loss of $1,042,543 compared to a net loss of $618,918 for last year, a loss increase of $423,625.

The Company’s wholly owned US based subsidiaries, OnlineConsortium.com, Inc. ("Online.com") and FilmIndustry incurred a combined total net loss of $471,929 for the year compared to $279,323 for year ended July 2000, an increase of $192,606. A significant component of this loss was the result of writing-off the FilmIndustry software license and database asset of $205,431 as its revenue generating potential was determined to be limited. Consulting fees of $144,223 for year ended July 2001 were down by $27,346 when compared to $171,569 for year ended July 2000.  This decrease was due to the completion of certain projects during early 2001. Advertising and marketing was $7,541 for year ended July 2001 compared to $37,723 for year ended July 2000, a decrease of $30,102. This decrease was due to a reduction in the amount of promotional materials ordered and distributed for FilmIndustry.  For the year ended July 2001, there were expenses of $21,000 for rent and $43,977 for hosting and news feed fees compared to no expenses for the year ended July 2000 as neither office space or hosting and news feed fees were necessary for the stage of the companies development at that time. General administration expenses for year ended July 2001 were $30,057 compared to $48,508 for the year ended July 2000 as all operating activity for FilmIndustry.com ceased during fiscal 2001 pending additional financing..

DJscene reported a net loss of $298,734 for the year ended July 31, 2001 compared to a loss of $35,887 for the month of July 2000. As DJscene began operations in July 2000, the year ended July 2001 was the first full year of operations, therefore no comparison can be made between the two fiscal years. In the year ended July 31, 2001, $77,626 was paid in consulting fees, $17,977 in advertising and marketing, $11,982 in legal and accounting fees, $89,668 in wages, $68,094 in hosting fees and $33,387 in general operating expenses. Hosting fees represent the costs involved in maintaining the servers and networks that the websites are hosted on. Also included in these fees are the bandwidth costs associated with the operation of the websites. These fees are paid to the Internet Service Provider (ISP) that maintains the hosting facilities where the servers are located.

Online Consortium Corp. individually had a net loss for the year ended July 2001 of $155,285 compared to $248,894 for year ended July 2000. The Company received interest income in the year ended July 2001 of $21,953 compared to $1,391 for the year ended July 2000.  The increase in interest income was attributable to the sale of common share for proceeds of $1,471,053 late in fiscal 2000.  Legal fees were $16,466 for the year ended July 2001 compared to $41,627 for the year ended July 2000, a decrease of $25,161.  The increased legal fees in fiscal 2000 were related to the sale of common stock. Rent expenses were $37,919 for the year ended July 2001 compared to $32,543 for the year ended July 2000 due to the renting of an additional office in fiscal 2001. Payroll expenses were $59,824 for the year ended July 2001 compared to $72,330 for the year ended July 2000 a decrease of $12,506 due to the resignation of Ron Froh as President.  Mr Froh was replaced by D. Grant Macdonald who agreed to serve as President without compensation. Interest expense for the year ended July 2001 was $828 compared to $31,596 for the year ended July 2000. This difference was the interest paid on the convertible debenture that was allocated to O-Tooz for the year ended July 2001.

The discontinued operations of O-Tooz was a loss of $116,595 for 2001 compared to a loss of $139,835 for 2000.  Due to a slight decrease in revenues, the gross profit on sales decreased by $3,244 or 2% to $158,077 for this fiscal year from $161,321 in the prior year.  The additional decrease in the loss is principally due to a program of cost reduction, reducing payroll and other operating costs.

The only difference between Canadian and U.S. generally accepted accounting principals ("GAAP") for fiscal 2001 is related to stock-based compensation. Under U.S. GAAP the loss for fiscal 2001of $(1,042,543) would have increased by $1,500 to $(1,044,043).  There is no change in the loss per share due to the small nature of the difference.

Year ended July 31, 2000 Compared to Year Ended July 31, 1999

For the year ended July 31, 2000 Online had a total consolidated net loss of $618,918 compared to a net loss of $440,911 for the year ended July 31, 1999, a loss increase of $178,007.

Online’s wholly owned US based subsidiaries, OnlineConsortium.com, Inc. ("Online.com") and FilmIndustry (the "US subsidiaries") have been in operation since October 1, 1999. Between that date and July 31, 2000, those companies proceeded with the development of FilmIndustry’s business and web site. In that respect the US subsidiaries incurred a total net loss of $308,524 for fiscal year ended July 31, 2000 of which $153,663 was consulting fees, $59,731 wages, $19,815 legal fees, $37,723 advertising and marketing and $37,592 office administration. .

On July 12, 2000 Online created a new wholly owned Canadian subsidiary, DJscene.com Media, Inc. ("DJscene"). DJscene is a community portal for the Disc Jockey segment of the international music industry. Its goal is to develop technology that provides urban club and radio mixshow DJ’s with distribution and promotional opportunities. DJscene reports a net loss for the fiscal year ended July 31, 2000 of $44,188 with $21,813 paid in consulting fees, $4,112 in advertising and marketing, $5,064 in wages and $13,199 in general operating costs.

The discontinued operations of O-Tooz was a loss of $ 139,835 for 2000 compared to a loss of $ 28,142 for 1999.   Sales for the year ended July 31, 2000 were $689,654 compared to $185,352 for the previous year. The two years are not comparable because in fiscal 1999 the year end sales figure represents only a partial year of operation – four and one half months for Royal Centre and two months for Pacific Centre.   As a percentage of sales,  gross profit improved from 17% in fiscal 1999 to 23% in fiscal 2000. This was primarily due to a reduction of operating wages  in 2000. The other  improvement in gross profit resulted from reductions in food and supply costs. O-Tooz also incurred expenses of $150,612 in rent and $150,544 in general operating costs representing costs for a full year of operations in fiscal 2000 compared to only a partial year in Fiscal 1999.

The only difference between Canadian and U.S. generally accepted accounting principals ("GAAP") for fiscal 2000 is related to stock-based compensation. Under U.S. GAAP the loss for fiscal 2001of $(618,918) would have increased by $6,500 to $(625,418).  There is no change in the loss per share due to the small nature of the difference.

In February 2000, Online completed a non-brokered Private Placement of 133,333 Units of share capital at $1.50 per Unit for aggregate proceeds of $200,000. Each Unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $1.65 if exercised during the first year and $2.25 if exercised during the second year.

In March 2000, Online completed a Short Form Offering of 320,500 common shares at a price of $3.12 per share for gross proceeds of $999,960. Online used the proceeds of the Offering to cover costs associated with the Offering, including the Agent’s 8% commission of $79,997. The Agent also received a share purchase warrant for the purchase of up to 80,125 common shares of the Company exercisable for two years at a price of $3.12 per share. Additional offering costs totaled $73,838. Online reserved the balance of the proceeds for general working capital purposes.

Nine Months ended April 30, 2002 Compared to Nine Months Ended April 30, 2001

Online had a consolidated net loss of $180,462 for the nine months ended April 2002 compared to a consolidated net loss of $707,864 for the nine months ended April 2001. The decrease of $527,403 between the two nine month periods was principally the result of inactivity in FilmIndustry and reduced expenses in Djscene, as discussed below.

Online’s wholly owned US based subsidiaries, OnlineConsortium.com, Inc. ("Online.com") and FilmIndustry (the "US subsidiaries") remain inactive pending an infusion of operating capital. As a result of this inactivity, expenses for the period have been insignificant compared to the same period for the prior fiscal year. The US subsidiaries reported a combined net loss of $3,728 for the first nine months ended April 30, 2002 compared to $251,845 for nine months ended April 30, 2001.

DJscene reported a net loss of $7,602 for the three months ended April 30, 2002 compared to a loss of $44,609 for the nine months ended April 30, 2001 compared to a loss of $256,223 for the nine months ended January 2001. This decrease in losses is a result of scaling back operations of DJscene in light of a working capital deficiency.

Online Consortium Corp. individually had a loss for the nine months ended ended April 2002 of $23,935 compared to  ^a loss of $126,328 for the nine months ended April 2001. Online received no interest income in the nine months ended April 2002 compared to $21,953 received in the nine months ended April 2001. Other operating costs decreased due to personnel reductions, the elimination of office space and other related costs of occupancy

The discontinued operations of O-Tooz was a loss of $43,687 for the nine months ended April 2002 compared to a loss of $73,466 for the nine months ended April 2001.  These periods are not comparable as both corporate stores of O-Tooz Energie Group were closed in September 2001 due to increasing operational losses.

Liquidity and capital resources

July 31, 2001

At July 31, Online had a cash position of $ 1,626 and a working capital deficiency of $ 203,455. Online has suffered recurring losses from operations and its ability to continue as a going concern is dependent upon many factors, including the ability of the company to obtain financing to fund working capital requirements, the degree of competition encountered, technology risks, government regulation and general economic conditions. Management’s plan in this regard is to raise equity financing as required and keep abreast of the internet business.  In the interim, operating loans have been made as needed by Brett Holdings Ltd., a company controlled by D. Grant Macdonald,  Online's President and Director.  No loan commitment with Brett Holdings Ltd.exists and there is no assurance that future interim operating capital needs will continue to be obtained in this manner.

We used $721,595 in cash flow from operating activities for the year 2001 compared to using $777,801 for 2000. Despite an increased loss in 2001 of $1,042,543 compared to a loss of $618,918 for 2000, an increase of $423,625, the use of cash by operating activities decreased $56,206. This decrease is principally due to the non cash write-off of $205,431 in 2001 for software license and database costs, an increase in accounts payable and accrued liabilities of $191,348 in 2000, offset by a decrease in accounts payable and accrued liabilities of $73,984 in 2001. Cash generated or used in operating activities principally reflect the loss from operations and the related changes in working capital components.

Financing activities in 2001 consisted of the receipt of $64,028 from promissory note proceeds, compared to repayment of $40,000 in indebtedness and the receipt of $1,471,053 from the issuance of common stock in 2000.

Investing activities in year 2001 consisted of the purchase of capital assets of $19,552 compared to the purchase of assets of $17,920 and $24,081 for the acquisition of FilmIndustry.com, Inc. in year 2000.

April 30, 2002

At the nine months ended April 2002 Online had a cash position of $3,634 and a working capital deficiency of $355,744. Online has suffered recurring losses from operations and its ability to continue as a going concern is dependent upon many factors, including the ability of the company to obtain financing to fund working capital requirements, the degree of competition encountered, technology risks, government regulation and general economic conditions. Management’s plan in this regard is to raise equity financing as required and keep abreast of the internet business. In the interim, operating loans have been made as needed by Brett Holdings Ltd., a company controlled by D. Grant Macdonald,  Online's President and Director.  No loan commitment with Brett Holdings Ltd.exists and there is no assurance that future interim operating capital needs will continue to be obtained in this manner.

We used $198,308 in cash flow from operating activities for the nine-month period ending April 30, 2002 compared to using $664,525 for the nine-month period ending April 30, 2001. The use of cash by operating activities decreased $466,217, principally due to the decreased loss of $180,461 for the nine-month period ending April 30, 2002 compared to a loss of $707,864 for the nine-month period ending April 30, 2001, a decrease of $535,757. Cash generated or used in operating activities principally reflect the loss from operations and the related changes in working capital components.

Financing activities for the nine-month period ending April 30, 2002 consisted of the receipt of $190,542 from loans from related entities, compared to the receipt of $16,116 from loans from related entities for the nine-month period ending April 30, 2001.

Investing activities for the nine-month period ending April 30, 2002 consisted of the receipt of proceeds of $8,056 from the disposal of capital assets of $19,552 compared to the purchase of capital assets of $17,793 for the nine-month period ending April 30, 2001

Critical Accounting Estimates

The discussion and analysis of  financial condition and results of operations is based on Online's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Online evaluates its estimates, including those related to revenue, bad debts, intangible assets, restructuring, contingencies and litigation. The estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our only revenue producing business to date, O-Tooz Energie Group Inc., ceased operations in September 2001 and is reflected as discontinued operations.  Our other two businesses in development, FilmIndustry.com and DJscene.com Media have not yet generated revenues from operations. If these companies obtain adequate operating capital and are able to recommence operations, revenue, if any, will be recognized when the earnings process is complete, as evidenced by agreement between the customer and the Company, when services have been rendered and when collection is probable.  The recognition of revenue in conformity with accounting principles generally accepted in Canada will require Online to make estimates and assumptions that will affect the reported amounts of revenue.   We expect that the majority of our revenues will be invoiced on a monthly basis.

As no operations  presently generate any revenue, Online presently has no accounts receivable or any need to determine an allowance for doubtful accounts.   If Online obtains adequate operating capital and is able to recommence the operations of its subsidiaries, an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments will need to be determined once revenue, if any, is generated. We intend to perform regular analyses on   accounts receivable balances and determine what accounts receivable require the creation of a allowance.

We assess the fair value and recoverability of our long-lived assets, including goodwill, whenever events and circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In doing so, we make assumptions and estimates regarding future cash flows and other factors to make our determination. The fair value of our long-lived assets and goodwill is dependent upon the forecasted performance of our business, changes in our business and the overall economic environment. When we determine that the carrying value of our long-lived assets and goodwill may not be recoverable, we measure any impairment based upon a forecasted discounted cash flow method. If these forecasts are not met, we may have to record additional impairment charges not previously recognized. For the period ended December 31, 2001, we wrote-off the FilmIndustry software license and database asset of $205,431 as its revenue generating potential was determined to be limited.

Online periodically records the estimated impact of various conditions, situations or circumstances involving uncertain outcomes. We account for these contingencies as prescribed by SFAS No. 5 "Accounting for Contingencies". We use our best judgment to determine the estimate of these contingencies and adjust these reserves to account for ongoing issues and changes in circumstances.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. We do not believe that the adoption of SFAS 141 will have a significant impact on our financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the completion of a transitional goodwill impairment test six months from the date of adoption. We do not believe that the adoption of SFAS 142 will have a significant impact on our financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement also amends ARB No. 7, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement are required to be adopted at the beginning of fiscal 2002. We do not believe that the adoption of SFAS 144 will have a significant impact on our financial statements.

Government Regulation

Online is a Canadian Corporation and is governed by the laws of Canada. The shares of Online are listed on the TSX Venture Exchange. There are no Canadian economic, fiscal, monetary, or political policies or factors that have materially affected or could materially affect, directly or indirectly, our operations or investments by United States nationals. See "Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters – Exchange Controls, and Taxation" for a discussion of Canadian and United States foreign exchange controls and tax laws.

Quantitative and Qualitative Disclosures About Market Risk

All of Online operations are based in Canada and denominated in Canadian currency. Cash balances are presently maintained in non-interest bearing accounts.

Factors That May Affect Future Results

This registration statement, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements and other prospective information relating to future events. These forward-looking statements and other information are subject to certain risks and uncertainties that could cause results to differ materially from historical or anticipated results, including the following:

We have a working capital deficiency at April 30, 2002; our Credit facilities can be called at any time. At April 30, 2002, we had a working capital deficiency of $355,744, which indicates that our current liabilities exceeded our current assets by that amount. Our credit facilities are all on a demand basis and could be called for repayment at any time.

History of Losses; Increased Expenses. As of April 30, 2002, we had an accumulated deficit of $6,220,494 and have not generated an operating profit since inception. There can be no assurance that we will realize revenue growth or be profitable on a quarterly or annual basis.

Additional Financing. We do not have sufficient capital to fund our operations. In particular, additional financing is required to develop and market the products and services of our subsidiaries. No assurance can be given that any additional financing required would be available, or that additional financing will be available on terms that may be advantageous to existing shareholders. Such financing, to the extent available, may result in substantial dilution to our shareholders. To the extent such financing is not available, we may be delayed or unable to commercialize the products and services of our subsidiaries.

We may undertake acquisitions that could limit our ability to manage and maintain our business, result in adverse accounting treatment and could be difficult to integrate into our business. A component of future growth will depend on the ability to identify, negotiate, and acquire additional companies and assets that complement or expand existing operations. However we may be unable to complete any acquisitions, or any acquisitions we may complete may not enhance our business. Any acquisitions could subject us to a number of risks, including:

  diversion of management's attention;

  amortization of substantial goodwill, adversely affecting our reported results of operations;

  inability to retain the management, key personnel and other employees of the acquired business;

  inability to establish uniform standards, controls, procedures and policies;

  inability to retain the acquired company's customers; and

  exposure to legal claims for activities of the acquired business prior to acquisition; and inability to integrate the acquired company and its employees into our organization effectively.

We have not paid dividends, do not intend to pay dividends in the foreseeable future and are currently restricted from paying dividends pursuant to the terms of our credit facility and British Columbia corporate law. We have not paid any cash dividends on our common stock and do not expect to pay any cash or other dividends in the foreseeable future. The terms of our current credit facility prohibit us from declaring and paying dividends.

Our stock is thinly traded and is subject to price volatility. Trading volume in our common stock has historically been limited. Accordingly, the trading price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, an imbalance of purchasers and sellers, or other factors.

Enforcement of Civil Liabilities. Online Consortium Corp. is a corporation incorporated under the laws of British Columbia, Canada. All of the directors and officers are residents of Canada or otherwise reside outside of the United States. All or a substantial portion of the assets of such persons are or may be located outside of the United States. It may be difficult to effect service of process within the United States upon Online or upon such directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liability of Online or such persons under U.S. federal securities laws. We have been advised that there is doubt as to whether Canadian courts would (i) enforce judgments of U.S. courts obtained against Online or such directors or officers predicated solely upon the civil liabilities provisions of United States federal securities laws, or (ii) impose liabilities in original actions against Online or such directors and officers predicated solely upon such U.S. laws. However, a judgment against Online predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the United States court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

Certain Shareholders May Exercise Control Over Matters Voted Upon by the Shareholders. Certain of the Company’s officers and directors together beneficially owned a significant portion of the outstanding common shares as of April 30, 2002. D. Grant Macdonald, President and director, and Dean G. Claridge, director, own 959,000 (30,35%) and 95,000 (3.02%) of common shares, respectively. While these shareholders do not hold a majority of Online’s outstanding common shares, they may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of assets. This may prevent or discourage tender offers for the Online's common shares.

Item 3. Properties

Online does not own any physical properties. Online’s operations are carried out from its rental office space located at #2250-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2002 for:

  each person who is known to own beneficially more than 5% of our outstanding common stock,

  each of our executive officers and directors and

  all executive officers and directors as a group.

The percentage of beneficial ownership for the following table is based on 3,159,534 shares of common stock outstanding on April 30, 2002.

Unless otherwise indicated below, to our knowledge, all persons and entities listed below have sole voting and investment power over their shares of common stock, except to the extent that individuals share authority with spouses under applicable law.

Shares of common stock not outstanding but deemed beneficially owned because an individual has the right to acquire the shares of common stock within 60 days are treated as outstanding when determining the amount and percentage of common stock owned by that individual and by all directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of common stock shown.

Name and address of beneficial owner	Number of shares beneficially owned	Percentage of shares outstanding
D. Grant Macdonald 1102 Highland Drive West Vancouver, B.C. V7S 2H1	959,000	30.35%
Shirley Kancs 2145 Hill Drive North Vancouver, B.C. V7H 2N1	2,000	*
Dean G. Claridge 5480 Monte Bre Crescent West Vancouver, B.C. V7W 3B1	95,000	3.02%
All directors and executive officers as a group (3)
	1,056,000	33.42%

* Less than 1%.

Item 5. Directors and Executive Officers

The directors and executive officers of Online Consortium Corp. as of April 30, 2002 were:

Name	Age	Position with Online
D. Grant Macdonald	66	Director and President
Shirley Kancs	49	Director and Secretary
Dean G. Claridge	43	Director

D. Grant Macdonald. Mr. Macdonald has been President of the Company since September 2001. He is also the Senior Vice President and director of Canaccord Capital Corp., securities dealer, and has been since November 1998. From October 1997 until it was acquired in November 1998 by Canaccord, he was President and Chief Executive Officer of Brink Hudson & Lefever Ltd, a regional securities dealer. He is also President, Chief Executive Officer and Chairman of D. Grant Macdonald Capital Corp., a merchant bank, and has been since September 1993.

Mr. Macdonald has been a director of the Company since August 1998. He has been director, President and Treasurer of OnlineConsortium.com, our U.S. subsidiary, since November 1999 and Vice-President and Treasurer of FilmIndustry.com, our U.S. subsidiary, since July 2001. He has been a director of Hybridge Investment Management Inc., a portfolio management company, since June 1997. He was a director of International Pedco from December 1993 until February 1996; a director of Beta Well Services from August 1993 until October 1994; and a director of Conversion Industries from July 1992 until December 1994.

Shirley Kancs. Ms. Kancs has been the in house accountant for the Company and its subsidiaries since 1998. She has been the accountant and corporate secretary for D. Grant Macdonald Capital Corp., a merchant bank, since April 1994. Since 1998 she has also been the accountant and corporate secretary for Hybridge Investment Management Inc., a portfolio management company. Prior to this time, Ms. Kancs was employed with a mid size Vancouver law firm for six years as head of their accounting department. Ms. Kancs has been a director of the Company since December 2000. She has not been a director of any other company.

Dean G. Claridge. Mr. Claridge has been a self employed financial consultant since April 1998, under the name Armada Ventures Inc. He assists emerging growth companies in structuring and attaining financing by acting as a liaison between such companies and the brokerage community. He was employed by D. Grant Macdonald Capital Corp., a merchant bank, from January 1995 until March 1998 in the corporate finance department, in charge of investor relations. Prior to this time he worked as a registered broker. Mr. Claridge has been a director of the Company since October 2001 and a director of BTB Solutions Inc., a member of the Capital Pool Corp. since October 2001. He was a director of Empress Capital Corp., a member of the Capital Pool Corp., from April 1999 until May 2000 and a director of MCF Enterprises Inc. (the Company) from July 1999 until November 1999.

Board of Directors

Online is authorized to have a board of at least four directors and no more than five. We currently have three directors. Our directors are elected for a term of about one-year, from annual meeting to annual meeting, or until an earlier resignation, death or removal. Each officer serves at the discretion of the board or until an earlier resignation or death. There are no family relationships among any of our directors or officers. British Columbia corporate law requires that we have an audit committee of at least three directors and the majority must not be officers, employees or affiliates. Online is presently evaluating prospective board members and anticipates being in compliance with this provision of British Columbia corporate law in the near future.

Currently our directors do not receive any fees or remuneration for being directors of Online, but we will reimburse actual and reasonable out of pocket expenses incurred for attending board and committee meetings. Directors are eligible to receive stock options granted by our board.

Committees of the Board of Directors

Audit Committee

The audit committee is comprised of Grant Macdonald, Dean Claridge and Shirley Kancs.

Item 6. Executive Compensation

During the fiscal year ended July 31, 2001, $6,250 was paid to directors and officers of Online. No portion was paid pursuant to any bonus or profit-sharing plan.

Following is a summary of stock options and warrants outstanding as of July 31, 2001 for the purchase of common stock of Online.

Name	Number of Shares	Exercise Price	Expiration Date
Options:
Shirley Kancs	17,022	$1.14	July 26, 2004
Warrants:
D.Grant Macdonald	66,666	$1.65 through February 22, 2001 $2.25 through February 22, 2002
Dean G. Claridge	50,000	$1.65 through February 22, 2001 $2.25 through February 22, 2002
Ronald Froh	16,666	$1.65 through February 22, 2001 $2.25 through February 22, 2002
Yorkton Securities	80,125	$3.12 through March 31, 2002

The following stock options were exercised during the years 2000 and 2001:

Name	Number of Shares	Exercise Price	Expiration Date
Cheryl Bradstock	17,022	$1.14	January 2000
Michael Cholod	5,555	$1.95	January 2000
Grant Macdonald	66,666	$1.50	February 2000
Dean Claridge	50,000	$1.50	February 2000
Dean Claridge	33,333	$1.50	February 2000
Ronald Froh	16,666	$1.95	February 2000

Under applicable regulations of the British Columbia Securities Commission, Online is not authorized to issue options to directors, employees or affiliates constituting more than 10% of the outstanding common stock. There are no other plans. The Company pays other incidental compensation to executive officers from time to time, consisting primarily of reimbursement for business related activities on behalf of Online. No cash compensation is currently being paid to members of the Board of Directors for their services as directors. No cash compensation was paid to directors during the years ended 1999, 2000 and 2001.

Item 7. Certain Relationships and Related Transactions.

Online believes that the transactions set forth below were made on terms no less favorable to Online than could have been obtained from unaffiliated third parties. All future related party transactions will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will be made on terms no less favorable to Online than could be obtained from unaffiliated third parties.

Acquisition of O-Tooz Energie Group Inc.

D. Grant Macdonald, President, Director and 30.35% shareholder of Online, was a beneficial owner of 44% of O-Tooz Energie Group Inc. upon its acquisition in March 1999.

Acquisition of FilmIndustry.com.

On October 1, 1999 Online’s wholly owned subsidiary, OnlineConsortium.com acquired a 100% interest in FilmIndustry.com, Inc., a U.S. based company, incorporated pursuant to the Washington Business Corporation Act. Online purchased all the issued and outstanding shares of FilmIndustry from Murray G. Macdonald, a relative of a director of the Company, for the sum of $25,000 and the issuance of 166,666 common shares of Online which are to be held in escrow and released in blocks semi-annually over a six year period.

Management Consulting Agreement.

Online entered into a Financial Development Services Agreement with Armada Ventures Inc., a company wholly owned by Dean G. Claridge, a director of Online. Armada provided financial development services from October 1999 to March 2001 in consideration of $2,500 per month plus a consulting fee of 2% of the aggregate proceeds of any financing identified, negotiated and settled by Armada with an underwriter or institutional investor. Armada was to act as liaison with the brokerage community and assist in developing sources for financing. A total of $ 42,500 with a balance of $2,500 unpaid.

Database Maintenance Agreement.

FilmIndustry.com, Inc signed a Software License and Services Agreement dated July 1, 1999, with Macdonald Harris & Associates ("MHA"), Internet database developers, for the sum of $150,000. In addition, FilmIndustry agreed to pay MHA $22,500 for each calendar year for ongoing maintenance and support services. The $150,000 has been paid in full. The maintenance contract has been put into abeyance due to the suspension of further work on the Professional Directory and the FilmIndustry website

Office Rental Agreement.

Online had an oral rental agreement with D. Grant Macdonald Capital Corp., a company co-owned by D. Grant Macdonald, a director of the Company, whereby Online would pay for office space it occupied. During the first seven months of fiscal year ended July 2002, the Online paid $22,980 in rent expenses for its corporate office space. As of March 1, 2002, Online is no longer required to pay rent as it no longer has any operating personnel which require office space. The present officers of Online are the only employees and they have no day-to-day operating responsibilities.

Borrowings from Related Entities.

From time to time Online has borrowed funds by way of promissory notes from D. Grant Macdonald Capital Corp. and Brett Holdings Ltd, companies controlled by Grant Macdonald, an officer and director of Online. The notes are due on demand and bear interest at an annual rate of prime plus 2%. At April 30, 2002, Online has an outstanding loan with Brett Holdings Ltd. in the amount of $247,683. The accrued interest of $6,887 is also outstanding.

Item 8. Legal Proceedings

None

Item 9. Market Price of and Dividend on the Registrant’s Common Equity and Related

Stockholder Matters

Our shares of common stock commenced trading on the Canadian Venture Exchange ("CDNX") (now the TSX Venture Exchange) under the symbol "ONN" during February 2002. Previously our shares traded on the Vancouver Stock Exchange: from April 1993 through March 1999 we traded as Impact Travel Technology Inc. under the symbol "ITT.V"; and from March 1999 to February 2001 we traded as MCF Enterprises Inc. under the symbol "MCT.V". From February 2001 to February 2002 we traded on the CDNX as Online Consortium Corp. under the symbol "OCM." Over-the-counter market quotations such as the CDNX reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The following table sets forth the bid prices, in Canadian dollars, as reported by the CDNX, for the periods shown.

	Canadian Venture Exchange (Cdn. $’s)
	High	Low
Year ended July 31, 2000:
Quarter ended October 31, 1999	.166	.156
Quarter ended January 31, 2000	.350	.316
Quarter ended April 30, 2000	.483	.400
Quarter ended July 31, 2000	.283	.250

Year ended July 31, 2001:
Quarter ended October 31, 2000	.166	.166
Quarter ended January 31, 2001	.160	.160
Quarter ended April 30, 2001	.083	.083
Quarter ended July 31, 2001	.040	.040

Year ended July 31, 2002:
Quarter ended October 31, 2001	.030	.030
Quarter ended January 31, 2002	.033	.033
Quarter ended April 30, 2002	.100	.100

Reverse Stock Split

On February 21, 2002 Online received approval from the Canadian Venture Exchange for a reverse share split on a three-for-one basis. The authorized capital was reduced from 100,000,000 to 33,333,333 common shares without par value and the number of issued and outstanding common shares was reduced from 9,478,604 to 3,159,534. All share prices and share amounts in this registration statement have been adjusted to reflect this reverse stock split.

Number of Holders of Common Stock

At April 30, 2002 there were approximately 121 shareholders of record (including nominees and brokers holding street accounts), 18 shareholders of whom had addresses in the United States and who held 14,304 Common Shares, or 0.045 % of our outstanding Common Shares.

Dividends

We have not paid any cash dividends on our common stock and do not expect to pay any cash or other dividends in the foreseeable future. The terms of our current credit facility prohibit us from declaring and paying dividends.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our common stock, other than withholding tax requirements. See "Taxation" below.

There is no limitation imposed by Canadian law or by our articles of incorporation or our other charter documents on the right of a non-resident to hold or vote Common shares, other than as provided by the "Investment Canada Act", the "North American Free Trade Agreement Implementation Act (Canada)" and the "World Trade Organization Agreement Implementation Act."

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

Taxation

United States Taxation

The information set forth below is a summary of the material U.S. federal income tax consequences of the ownership and disposition of common stock by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth deals only with U.S. Holders that will hold common stock as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding subordinate voting shares as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled "Canadian Federal Income Tax Considerations" provided below.

As used in this section, the term "U.S. Holder" means:

  an individual citizen or resident of the United States;

  a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia;

  an estate the income of which is subject to United States federal income taxation regardless of its source;

  a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or

  a partnership to the extent the interests therein are owned by any of the persons described in clauses (a), (b), (c) or (d) above.

Holders of common stock who are not U.S. Holders, sometimes referred to as "Non-U.S. Holders", should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

The following discussion is based upon:

  the Internal Revenue Code;

  U.S. judicial decisions;

  administrative pronouncements;

  existing and proposed Treasury regulations; and

  the Canada/ U.S. Income Tax Treaty.

Any of the above is subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions we have reached and describe here.

HOLDERS OF COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

Dividends

Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his common shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the common shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

The gross amount of distributions paid in Canadian dollars, or any successor or other foreign currency, will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars, or any successor or other foreign currency, are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends would generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their dollar value on the payment date.

A Non-U.S. Holder of common stock generally will not be subject to U.S. federal income or withholding tax on dividends received on common stock unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange

A U.S. Holder's initial tax basis in the common stock will generally be cost to the holder. A U.S. Holder's adjusted tax basis in the common stock will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading "Dividends." Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of common stock will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the common stock and the amount realized on the disposition. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

  the holder's holding period for the common stock, with a preferential rate available for common stock held for more than one year; and

  the holder's marginal tax rate for ordinary income.

Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder's income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

If a U.S. Holder receives any foreign currency on the sale of common stock, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of common stock and the date the sale proceeds are converted into U.S. dollars.

A Non-U.S. Holder of common stock generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such common stock unless:

  such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or

  in the case of any gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

Personal Holding Company

We could be classified as a personal holding company for U.S. federal income tax purposes if both of the following tests are satisfied:

  if at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares; and

  we receive 60% or more of our U.S. related gross income from specified passive sources, such as royalty payments.

A personal holding company is taxed on a portion of its undistributed U.S. source income, including specific types of foreign source income which are connected with the conduct of a U.S. trade or business, to the extent this income is not distributed to shareholders. We do not believe we are a personal holding company presently and we do not expect to become one. However, we cannot assure you that we will not qualify as a personal holding company in the future.

Foreign Personal Holding Company

We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

  five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and

  at least 60%, 50% in some cases, of our gross income, as adjusted, consists of "foreign personal holding company income", which generally includes passive income such as dividends, interests, gains from the sale or exchange of shares or securities, rent and royalties.

If we are classified as a foreign personal holding company and if you hold shares in us, you may have to include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently and we do not expect to become one. However, we cannot assure you that we will not qualify as a foreign personal holding company in the future.

Passive Foreign Investment Company

We believe that our common stock should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations and composition and valuation of our assets. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

  at least 75% of our gross income for the taxable year is passive income; or

  at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes income such as:

  dividends;

  interest;

  rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;

  annuities; or

  gains from assets that produce passive income.

If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election or, if available, a mark-to-market election, as described below, would be subject to special rules with respect to:

  any gain realized on the sale or other disposition of common stock; and

  any "excess distribution" by us to the U.S. Holder.

Generally, "excess distributions" are any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the common stock during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the common stock.

Under the passive foreign investment company rules,

  the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the common stock;

  the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

  the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

  the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder owning actually or constructively "marketable stock" of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

In the case of a U.S. Holder who does not make a mark-to-market election, the special passive foreign investment company tax rules described above will not apply to such U.S. Holder if the U.S. Holder makes an election to have us treated as a qualified electing fund and we provide certain required information to holders. For a U.S. Holder to make a qualified electing fund election, we would have to satisfy certain reporting requirements. We have not determined whether we will undertake the necessary measures to be able to satisfy such requirements in the event that we were treated as a passive foreign investment company.

A U.S. Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gains rates, respectively, for each of our taxable years, regardless of whether or not distributions were received. The U.S. Holder's basis in the common stock will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common stock and will not be taxed again as a distribution to the U.S. Holder. U.S. Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election.

United States Backup Withholding and Information Reporting

A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our common shares, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding at a rate of 31% with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, common stock unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

Non-U.S. Holders will generally be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of common stock effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption if the broker does not have actual knowledge that the holder is a U.S. holder. A payor within the United States will be required to withhold 31% of any payments of dividends on or proceeds from the sale of common stock within the United States to a non-exempt U.S. or Non-U.S. Holder if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership other than a foreign partnership that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations, the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds common stock and who, for the purposes of the Income Tax Act (Canada), or the "ITA", and the Canada-United States Income Tax Convention (1980), or the "Convention," as applicable and at all relevant times:

  is resident in the United States and not resident in Canada;

  holds the common stock as capital property;

  does not have a "permanent establishment" or "fixed base" in Canada, as defined in the Convention; and

  deals at arm's length with us. Special rules, which are not discussed below, may apply to "financial institutions", as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

This discussion is based on the current provisions of the ITA and the Convention and on the regulations promulgated under the ITA, all specific proposals to amend the ITA or the regulations promulgated under the ITA announced by or on behalf of the Canadian Minister of Finance prior to the date of this Annual Report and the current published administrative practices of the Canada Customs and Revenue Agency, or the Agency. It does not otherwise take into account or anticipate any changes in law or administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

Under the ITA and the Convention, dividends paid or credited, or deemed to be paid or credited, on the common stock to a U.S. person who owns less than 10% of the voting shares will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. person is a corporation and owns 10% or more of the voting shares, the rate is reduced from 15% to 5%. As described above and subject to specified limitations, a U.S. person may be entitled to credit against U.S. federal income tax liability for the amount of tax withheld by Canada.

Under the Convention, dividends paid to specified religious, scientific, charitable and similar tax exempt organizations and specified organizations that are resident and exempt from tax in the United States and that have complied with specified administrative procedures are exempt from this Canadian withholding tax.

A capital gain realized by a U.S. person on a disposition or deemed disposition of the common stock will not be subject to tax under the ITA unless the common stock constitute taxable Canadian property within the meaning of the ITA at the time of the disposition or deemed disposition. In general, the common stock will not be "taxable Canadian property" to a U.S. person if they are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange, unless, at any time within the five-year period immediately preceding the dispositions, the U.S. person, persons with whom the U.S. person did not deal at arm's length, or the U.S. person together with those persons, owned or had an interest in or a right to acquire more than 25% of any class or series of our shares.

If the common stock are taxable Canadian property to a U.S. person, any capital gain realized on a disposition or deemed disposition of those common stock will generally be exempt from tax under the ITA by virtue of the Convention if the value of the common stock at the time of the disposition or deemed disposition is not derived principally from real property, as defined by the Convention, situated in Canada. The determination as to whether Canadian tax would be applicable on a disposition or deemed disposition of the common stock must be made at the time of the disposition or deemed disposition.

HOLDERS OF COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

Item 10. Recent Sales of Unregistered Securities

The following share transactions were  ^sold by the registrant within the past three years and were not registered under the Securities Act of 1933:

  In March 1999, 333,333 shares of common stock were issued in consideration for all the outstanding stock of O-Tooz Energie Group. The transaction was accounted for as a purchase and was valued at the fair value of the consideration, which was equal to the net liabilities assumed from O-Tooz of $585,591. D. Grant Macdonald, President, Director and shareholder of Online, beneficially owned 44% of O-Tooz Energie Group Inc. upon its acquisition.  Approval of the share issuance was received from the Vancouver Stock Exchange on March 11, 1999.

  In May 1999, 218,750 shares of common stock were issued following the release of shares held in escrow pursuant to Canadian regulations and the requirements of the Vancouver Stock Exchange at $0.01 per share for total proceeds of $6,563.

  In July 1999, 333,333 shares of common stock were issued at $1.125 per share for total proceeds of $375,000 pursuant to a private placement  ^filed and accepted by  the Vancouver Stock Exchange on July 19, 1999.

  In July 1999, 300,000 shares of common stock were issued pursuant to the exercise of warrants at $1.125 per share for total proceeds of $337,500 pursuant to a private placement filed and accepted by the Vancouver Stock Exchange on July 19, 1999.

  In July, 1999 33,333 shares of common stock were issued pursuant to the exercise of warrants at $1.125 per share for total proceeds of $37,500 pursuant to a private placement filed and accepted by the Vancouver Stock Exchange on July 19, 1999.

  In October 1999 166,666 shares of common stock were issued in consideration for all the outstanding stock of FilmIndustry.com. The shares are subject to a Surplus Security Escrow Agreement and are releasable over a six-year period from the date of issuance. The transaction was accounted for as a purchase and was valued at the fair value of the consideration, which was equal to the net liabilities assumed from FilmIndustry.com of $1.  Approval of the share issuance was received from the Canadian Venture Exchange on October 1, 1999.

  From August 1999 to January 2000, 216,311 shares of common stock were issued pursuant to the exercise of options at $1.14 per share for total proceeds of $246,595. On August 3, 1999 the Vancouver Stock Exchange approved the issuance of the options.

  From December 1999 to February 2000, 72,222 shares of common stock were issued pursuant to the exercise of options at $1.95 per share for total proceeds of $140,833. On August 27, 1999 the Vancouver Stock Exchange approved the issuance of the options.

  In February 2000, 133,333 ^ units were issued at $1.50 per unit for total proceeds of $200,000 pursuant to a private placement ^ filed and accepted by the Canadian Venture Exchange on February 21, 2000.  Each Unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of two years at an exercise price of $1.65 if exercised during the first year and $2.25 if exercised during the second year.

  In March 2000, 320,500 shares of common stock were issued pursuant to a Short Form Offering at $3.12 per share for total proceeds of $846,125, net of share issuance costs of $153,835. The short form offering was filed and accepted by the Canadian Venture Exchange on March 24, 2000.

  In July 2001, 310,059 shares of common stock were issued pursuant to the conversion of a convertible debenture  at $1.125 per share for total proceeds of $348,816. The conversion was pursuant to a Vancouver Stock Exchange notice dated February 5, 1999 requiring the conversion.

Item 11. Description of Registrant’s Securities to be Registered

The 3,159,534 issued and outstanding shares of common stock of Online are to be registered. Online’s authorized capital consists of a total of 33,333,333 shares of no par common stock. Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote, except matters which are required to be voted on as a particular class or series of stock. Cumulative voting for directors is not permitted. Holders of outstanding shares of common stock are entitled to those dividends declared by the board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of Online, holders of common stock are entitled to receive, pro rata, the net assets of Online. Holders of outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted.

See "Item 9. Market Price of and Dividend on the Registrant’s Common Equity and Related Stockholder Matters – Exchange Controls, Taxation" for a discussion regarding the rights of nonresident or foreign owners.

Item 12. Indemnification of Directors and Officers

By-laws provide that the Online will indemnify any of its directors, former directors, officers and former officers and other parties specified by the by-laws, against all costs reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer. The indemnity covers amounts paid to settle actions or to satisfy judgments. However, Online may only indemnify these persons, if such person acted honestly and in good faith with a view to Online's best interests and, in the case of a criminal or administrative action or proceeding, if such person has reasonable grounds for believing that his or her conduct was lawful. The Canada Business Corporations Act provides that court approval is required for the payment of any indemnity in connection with an action brought by or on Online's behalf. We believe that the indemnification provisions in our bylaws will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Item 13. Financial Statements and Supplementary Data

The Consolidated Financial Statements of Online Consortium Corp. are attached as follows:
Consolidated Financial Statements as of July 31, 2001 and 2000, and for the Years Ended July 31, 2001, 2000 and 1999	F-1 through F-21

Item 14. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None

Item 15. Financial Statements and Exhibits

Consolidated Financial Statements

The following financial statements of the Registrant and the Report of Independent Auditors thereon are included herewith in response to Item 13 above.

Consolidated Financial Statements as of July 31, 2001 and 2000, and for the Years Ended July 31, 2001, 2000 and 1999	F-1 through F-21

Exhibits

Exhibit No.	Description	Page
Articles of Incorporation, as amended, and Bylaws (1)
3.1	Articles of Incorporation of the Company, as amended to date
3.2	Bylaws of the Company
Instruments defining the rights of security holders including debentures
None

Material Contracts
10.1	Purchase Agreement with FilmIndustry.com dated August 13, 1999
10.2	Promissory Note dated April 30, 2002 with Brett Holdings Ltd.
21	Subsidiaries of the Registrant

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Online Consortium Corp.

(Registrant)

Date:  ^August 27, 2002 By: /s/ D. Grant Macdonald

D. Grant Macdonald

Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.
Signature	Title	Date
/s/ D. Grant Macdonald D. Grant Macdonald	President and Director	^August 27, 2002
/s/ Shirley Kancs Shirley Kancs	Director and Secretary	^August 27, 2002
/s/ Dean G. Claridge Dean G. Claridge	Director	^August 27, 2002

ONLINE CONSORTIUM CORP.

(formerly MCF Enterprises Inc.)

Consolidated Financial Statements

(In Canadian Dollars)

April 30, 2002 (Unaudited)

July 31, 2001, 2000 and 1999

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

E-Mail: generaldelivery@ellisfoster.com

Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

ONLINE CONSORTIUM CORP.

(formerly MCF Enterprises Inc.)

We have audited the consolidated balance sheets of Online Consortium Corp. (formerly MCF Enterprises Inc.) as at July 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended July 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2001 in accordance with Canadian generally accepted accounting principles^ on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. Consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the Company’s financial position and its shareholders’ equity as at July 31, 2001 and 2000 and its results of operations for each of the years in the three-year period ended July 31, 2001 to the extent summarized in Note 16 to the consolidated financial statements.

ELLIS FOSTER

Chartered Accountants

Vancouver, Canada

September 11, 2001

ONLINE CONSORTIUM CORP.
(formerly MCF Enterprises Inc.)

Consolidated Balance Sheets
(In Canadian Dollars)
		April 30	July 31	July 31
		2002	2001	2000
		(Unaudited)
		(prepared by
		management)
ASSETS

Current
Cash and cash equivalents		$3,634	$1,626	$672,300
Accounts receivable		1,220	5,226	9,556
Prepaid expenses and deposits		-	-	9,488

		4,854	6,852	691,344

Assets of discontinued operations (Note 8)		-	29,378	57,395

Software licence and database		-	-	205,431

Capital assets (Note 4)		21,125	19,919	6,509

		$25,979	$56,149	$960,679

LIABILITIES

Current
Accounts payable and accrued liabilities		$45,877	$80,847	$39,998
Liabilities of discontinued operations (Note 8)		60,151	65,432	32,296
Due to related entities (Note 5)		254,570	64,028	348,816

		360,598	210,307	421,110

SHARE CAPITAL AND DEFICIT

Share capital (Note 6)		5,885,875	5,885,875	5,537,059

Deficit		(6,220,494)	(6,040,033)	(4,997,490)

		(334,619)	(154,158)	539,569

		$25,979	$56,149	$960,679

Ongoing concern^ (Note 1)

Commitments and contingent liabilities (Notes 7 and 8)

Approved by the Directors:	"D. Grant Macdonald"	"Shirley Kancs"
	D. Grant Macdonald	Shirley Kancs
		F3

ONLINE CONSORTIUM CORP.
(formerly MCF Enterprises Inc.)

Consolidated Statements of Operations and Deficit
(In Canadian Dollars)
	Nine months	Nine months	Year ended	Year ended	Year ended
	ended April 30	ended April 30	July 31	July 31	July 31
	2002	2001	2001	2000	1999
	(Unaudited)	(Unaudited)
	(prepared by	(prepared by
	management)	management)

Interest income	$-	$21,953	$21,953	$1,391	$-

Expenses
Operating	61,620	382,075	436,603	259,288	36,209
General and administrative	67,468	274,160	304,961	220,258	258,561
Interest	7,686	116	906	928	20,336
Project investigation	-	-	-	-	97,663
Write-off of software licence and database	-	-	205,431	-	-

	136,774	656,351	947,901	480,474	412,769

Loss from continued operations	(136,774)	(634,398)	(925,948)	(479,083)	(412,769)

Discontinued operations (Note 8):
Loss from discontinued operations of division (net of tax)	(10,292)	(73,466	(116,595)	(139,835	(28,142)
Loss on disposal of division (net of tax)	(33,395)	-	-	-	-
	(43,687)	(73,466)	(116,595)	(139,835)	(28,142)

Loss for the period	(180,461)	(707,864)	(1,042,543)	(618,918)	(440,911)

Deficit, beginning of period	(6,040,033)	(4,997,490)	(4,997,490)	(4,378,572)	(3,937,661)

Deficit, end of period	$(6,220,494)	$(5,705,354)	$(6,040,033)	$(4,997,490)	$(4,378,572)

Loss per share - basic and diluted:
Loss from continued operations	$ (0.04)	$ (0.23)	$ (0.33)	$ (0.20)	$ (0.49)
Loss from discontinued operations of division	(0.01)	(0.02)	(0.04)	(0.06)	(0.03)
Loss on disposal of division	(0.01)	-	-	-	-
Loss for the period	$ (0.06)	$ (0.25)	$ (0.37)	$ (0.26)	$ (0.52)
Weighted average number of common shares outstanding - basic and diluted	3,159,534	2,816,143	2,852,874	2,397,980	854,130

		F-4
ONLINE CONSORTIUM CORP.
(formerly MCF Enterprises Inc.)

Consolidated Statements of Cash Flows
(In Canadian Dollars)
	Nine months	Nine months	Year ended	Year ended	Year ended
	ended April 30	ended April 30	July 31	July 31	July 31
	2002	2001	2001	2000	1999
	(Unaudited)	(Unaudited)
	(prepared by	(prepared by
	management)	management)
Cash flows from (used in) operating activities
Loss for the period	$(180,461)	$(707,864)	$(1,042,543)	$(618,918)	$(440,911)
Add: loss from discontinued operations, net	43,687	73,466	116,595	139,835	28,142
Loss from continued operations	(136,774)	(634,398)	(925,948)	(479,083)	(412,769)
Adjustment for items not involving cash:
- amortization of capital assets	3,112	-	4,383	495	-
- loss on disposal of capital assets	-	-	-	-	1,367
- write-off of software licence and database	-	-	205,431	-	-
Change in non-cash working capital items,
net of effect of acquisition of subsidiary:
- accounts receivable	4,006	7,822	4,330	(4,975)	(3,828)
- prepaid expenses and deposits	-	6,954	9,488	(9,488)	-
- accounts payable and accrued liabilities	(34,970)	2,295	40,849	(191,348)	28,935
-adjustment to discontinued operations	(17,570)	(57,420)	(61,846)	(101,565)	(296,229)
	(182,196)	(674,747)	(723,313)	(785,964)	(682,524)

Cash flows from (used in) financing activities
Promissory note proceeds (repayment)	-	-	64,028	(40,000)	-
Advances from related entities	190,542	16,116	-	-	40,000
Shares issued for cash, net of issuance cost	-	-	-	1,471,053	719,063
	190,542	16,116	64,028	1,431,053	759,063

Cash flows from (used in) investing activities
Investment deposit	-	-	-	-	(22,217)
Acquisition of subsidiary, net of cash acquired	-	-	-	(24,081)	-
Proceeds from disposal of capital assets	(8,056)	-	-	-	-
Purchase of capital assets	-	(17,793)	(19,552)	(17,920)	-
	(8,056)	(17,793)	(19,552)	(42,001)	(22,217)

Increase (decrease) in cash and cash equivalents	290	(676,424)	(678,837)	603,088	54,322
Cash and cash equivalents, beginning of period	3,344	680,463	680,463	69,212	1,485
Cash and cash equivalents, end of period	$3,634	$4,039	$1,626	$672,300	$55,807

ONLINE CONSORTIUM CORP.

(formerly MCF Enterprises Inc.)

Notes to Consolidated Financial Statements

Nine months ended April 30, 2002 (unaudited – prepared by management)

July 31, 2001, 2000 and 1999

(In Canadian Dollars)

1. ^Going Concern

These consolidated financial statements have been prepared using the generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has suffered recurring losses from operations and has a working capital deficiency which raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon many factors, including the ability of the company to obtain financing to fund working capital requirements, the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. The Management’s plan in this regard is to raise equity financing as required and keep abreast of the internet business. ^

2. Significant Accounting Policies

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries, O-Tooz Energie Group Inc. and DJscene.com Media Inc., and U.S. subsidiaries, Onlineconsortium.com, Inc. and FilmIndustry.com, Inc. All significant inter-company accounts and transactions have been eliminated.

The consolidated statements of operations for the year ended July 31, 2000, includes the operating results of Filmindustry.com, Inc. from the date of acquisition, October 1, 1999 to July 31, 2000.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

2. Significant Accounting Policies (continued)

(c) Interim Financial Statements

The accompanying unaudited consolidated financial statements of the Company as of and for the nine months ended April 30, 2002 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and note disclosures required by Canadian generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position at April 30, 2002, the results of operations and cash flows for the period then ended are included. Operating results are not necessarily indicative of the results that may be expected for the year ending July 31, 2002.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible to cash with maturity of three months or less when purchased.

(e) Inventories

Inventories are recorded at the lower of cost and net realizable value. Costs, which include food and beverage supplies, are determined on a first-in-first-out basis.

Net realizable value is determined on the basis of anticipated sales proceeds less the estimated selling expenses.

(f) Capital Assets

Capital assets are recorded at cost and amortized over their estimated useful lives at the following rates:

Domain Name	20% declining-balance basis
Furniture and equipment	20% declining-balance basis
Leasehold improvement	Straight-line basis over the term of the respective lease

(g) Software Licence and Database

The software licence fee and database development costs, which were to be amortized over three years commencing August 1, 2000, were written off in fiscal year 2001 as the revenue generating potential is in doubt.

2. Significant Accounting Policies (continued)

(h) Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Fully-diluted earnings (loss) per share has not been presented as the effect of common shares issuable upon the exercise of warrants and options would be anti-dilutive.

(i) Income Taxes

The Company follows the liability methods of accounting for income taxes in accordance with Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date.

(j) Stock Options

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration received on exercise of stock options or purchase of stock is credited to share capital.

3. Acquisition of FilmIndustry.com, Inc.

(a) During the year ended July 31, 2000, the Company acquired a 100% interest in a Redmond, Washington, U.S.A. based company called FilmIndustry.com, Inc. The consideration of the acquisition was the paying of Cdn$25,000 and the issuance of ^166,667 shares in the Company. The shares are subject to a Surplus Security Escrow Agreement and releasable over six (6) years. The acquisition was accounted by using the purchase method of accounting. The acquisition cost was allocated as follows:

Cash	$ 919
Software licence and database (see Note 2f)	205,431
Accounts payable	(181,349)
$ 25,001

(b) FilmIndustry.com, Inc. was owned by an individual related to a director of the Company.

4. Capital Assets

	April 30, 2002
	Cost	Accumulated Amortization	Net bookValue

Domain Name	$ 8,206	$ 1,929	$ 6,277
Furniture and equipment	20,907	6,059	14,848
	$ 29,113	$ 7,988	$21,125

	July 31, 2001			July 31 2000
	Cost	Accumulated amortization	Net book Value	Net book Value

Domain Name	$ 8,206	$ 821	$ 7,385	$ -
Furniture and equipment	16,591	4,057	12,534	6,509
	$ 24,797	$ 4,878	$ 19,919	$ 6,509

5. Due to Related Entities

	April 30 2002	July 31 2001	July 31 2000

Convertible debenture convertible into common shares of the Company at $0.375 per share for a term of five years until March 11, 2004, due to a party related to a director, repayable on demand, bears interest at annual prime rate plus 2%, and secured by a first charge on the Company’s assets.	$ -	$ -	$ 348,816

Promissory note due to companies related to a director of the Company, repayable on demand, bears interest at annual prime rate plus 2%	254,570	64,028	-
	$ 254,570	$ 64,028	$ 348,816

6. Share Capital

(a) Authorized: ^33,333,333 common shares without par value.

(b) Issued:

	Number of Shares	Amount
Balance, July 31, 1999	1,907,109	$4,066,005
Issued during the year:
- Pursuant to the acquisition of Filmindustry.com, Inc.	166,667	1
- Pursuant to the exercise of warrants	33,333	37,500
- Pursuant to the exercise of stock options	288,533	387,428
- Pursuant to a private placement at $0.50 per share	133,334	200,000
- Pursuant to a private placement at $1.04 per share, net of share issuance cost of $153,835	320,500	846,125
Balance, July 31, 2000	2,849,476	5,537,059
Issued during the year: - Pursuant to the conversion of a convertible debenture at $0.375 per share.	310,058	348,816
Balance, July 31, 2001 and April 30, 2002	3,159,534	$5,885,875

            (c) On December 3, 2001, the shareholders of the Company passed a special resolution to consolidate its capital on a one-new-for-three-old-shares basis. All references in the accompanying financial statements to the number of common shares, per-share                  amounts and stock options for all periods have been restated to reflect the 1-for-3                 share rollback.

  (d) As at April 30, 2002, 352,082 of the shares issued are held in escrow; the release of which is subject to the approval of the regulatory authorities.

  (e) Stock option outstanding as at April 30, 2002:
Number of Options	Exercise Price	Expiry Date
17,022	$1.14	July 26, 2004

Each option entitles the holder to purchase one share in the Company.

(f) There was no share purchase warrants outstanding as at April 30, 2002.

7. Commitments and Contingent Liabilities

The Company entered into operating lease agreements with respect to its retail outlets, requiring minimum payment of $108,052 within the next two (2) years, as follows:

2002	56,375
2003	51,677
$108,052

8. Discontinued Operations

^On August 15, 2001, the Company’s subsidiary, O-Tooz Energie Group Inc. ("O-Tooz"), ^adopted a formal plan to discontinue the operation of its two healthy fast food outlets in Vancouver.^ On September 7, 2001, O-Tooz completed the disposal of its two healthy fast food outlets. The assets disposed consisted primarily of inventories, supplies, equipment and leasehold improvements which have a total net book value of $17,615. The discontinued operation has resulted in the default in the lease agreements. The Company is unable to determine and assess with any certainty the outcome of the default. To date no legal action has been commenced against O-Tooz by either lessor.

Pursuant to Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the Consolidated Financial Statements of the Company have been reclassified to reflect the discontinued operation of two healthy fast food outlets. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of discontinued operation have been segregated in the Consolidated statements of Operations and Deficit, Consolidated Balance Sheets and Consolidated Statements of Cash Flows. The net operating results, net assets and net cash flows of this division have been reported as "Discontinued Operations".

8. Discontinued Operations (Continued)

Summarized financial information for the Company's discontinued operations:

	Nine months	Year	Year	Year
	ended	ended	ended	ended
	April 30	July 31	July 31	July 31
	2002	2001	2000	1999

Revenues	$ 48,786	$ 658,460	$ 689,654	$ 185,352

Loss from discontinued
operations of division
(net of tax)	(10,292)	(116,595)	(139,835)	(28,142)

Loss on disposal of division (net of tax)	(33,395)	-	-	-

Loss from discontinued
operations	$ (43,687)	$ (116,595)	$ (139,835)	$ (28,142)

				July 31, 2001

Current assets				$11,763

Total assets				29,378

Current liabilities				65,432

Total liabilities				$65,432

9. Related Party Transactions

(a) The Company paid the following expenses to certain directors or former directors of the Company, or the Companies controlled by certain directors or former directors of the Company:

	2001	2000	1999
Management consulting	$ 48,013	$ 72,000	$ 62,100
Database maintenance	23,438	18,750	-
Office rent	24,000	32,543	19,156
Interest	32,410	30,569	9,882
	$ 127,861	$ 153,862	$ 91,138

(b) See Note 3.

(c) For the nine months ended April 30, 2002, the Company paid office rent of $22,980 and interest of $6,887 to companies controlled by a director of the Company.

10. Income Taxes

(a) A reconciliation of the statutory tax rate to the effective rate for the company is as follows:

	2001	2000	1999

Statutory income tax rate	(45.62%)	(45.62%))	(45.62%))
Tax losses not benefited	45.62%	45.62%	45.62%
Effective tax rate	0.00%	0.00%	0.00%

(b) The income tax provision reconciled to the tax computed at the statutory income tax rate for the year end July 31, 2001, 2000 and 1999 were:

	2001	2000	1999

Tax benefit at statutory rate	$(475,608)	$(282,350)	$(201,144)
Non-deductible expenses	2,777	4,180	470
Increase in valuation allowance	472,831	278,170	200,674
Total	$ -	$ -	$ -

           (c)  The tax effect of temporary differences that give rise to the Company’s future income tax assets (liabilities)             are as follows:

	2001	2000

Future income tax assets:
Non-capital loss carryforwards	$ 1,261,000	$ 911,000
Unused cumulative eligible capital	609,000	609,000
Unused share issuance cost	42,000	56,000
Undepreciated capital cost of capital Assets over their net book value	124,000	73,000
		1,649,000
Less: Valuation allowance	(2,036,000)	(1,649,000)
Total	$ -	$ -

  The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

            (d) The Company has available at July 31, 2001, $2,765,000 unused operating loss carryforwards that may be               applied against future taxable income and that expire in various years from 2002 to 2009.

11. Non-cash Investing and Financing Activities

(a) During the fiscal year 2001, the Company issued 930,176 shares pursuant to the conversion of a convertible debenture at $0.375 per share.

(b) During the fiscal year 2000, the Company issued 500,000 shares as part of the consideration for the acquisition of Filmindustry.com, Inc. as disclosed in Note 3.

12. Stock Option Plan Granted by DJscene.com Media Inc.

As at July 31, 2000, the Company owned 100% of the 7,000,000 issued and outstanding common shares of its subsidiary DJscene.com Media Inc. ("DJscene"). The board of directors of DJscene approved and adopted two stock option plans granting its officers, directors and employees and those of its affiliates to purchase up to 1,500,000 and 900,000 of its common shares at $0.001 and $0.001 per share, respectively. The options shall vest one-third (1/3) each over three years commencing July 10, 2001 and August 10, 2001 and expire on July 10, 2005 and August 10, 2005, respectively. As at July 31, 2001, no options were exercised.

13. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

It is not practical to determine the fair value of amounts due to related entities with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The Company is subject to interest risk for the amounts due to related entities. However, the Company is not subject to significant credit and currency risks arising from these financial instruments.

14. Segmented Information

(a) The Company operates primarily in the following business segments:

(i) O-Tooz Energy Bar: The Company operates two healthy fast food outlets in Vancouver.

(ii) FilmIndustry.com: This is an online vertical directory and content portal intended to serve the needs of the film industry. The goal is to enable film industry professionals to locate people, companies and listings ideal for specific requirements, free of charge by using the site’s search engine. At present, the Company has not yet generated revenue in this business segment. It plans to generate revenue through corporate sponsorships and banner advertising.

(iii) DJscene.com: This is a community portal for the disc jockey segment of the international music industry. It provides urban club and radio mixshow DJ’s with technology that enable internet-based distribution and promotional opportunities. At present, the Company has not yet generated revenue in this business segment. DJscene will realize its initial revenue via the sites’ e-commerce functions targeted advertising sales and selling DJ directory promotional services.

(b) Reported segment revenue, operating loss and assets for the years ended July 31, 2001 and 2000 are as follows:

2000
	O-Tooz EnergyBar	FilmIndustry. com	Djscene. com	Total
Sales to external customers	$ 689,654	$ -	$ -	$ 689,654
Segment net loss	$ 139,835	$ 308,524	$ 44,187	$ 492,546
Segment assets	$ 57,395	$ 227,038	$ 13,811	$ 298,244

2001
	O-Tooz EnergyBar	FilmIndustry. com	Djscene. com	Total
Sales to external customers	$ 685,460	$ -	$ -	$ 685,460
Segment net loss	$ 116,595	$ 420,616	$ 298,473	$ 835,945
Segment assets	$ 29,378	$ 2,270	$ 15,472	$ 47,120

                    14. Segmented Information (continued)

(c) Reconciliation of reportable segment net loss and assets for the years ended July 31, 2001 and 2000 are as follows:

	2001	2000
Net loss:
Total net loss for reportable segments	$ 835,945	$ 492,546
Add: general corporate expenses	206,598	126,372
	$ 1,042,543	$ 618,918
Assets:
Total assets for reportable segment	$ 47,120	$ 298,244
Corporate assets	9,029	662,435
	$ 56,149	$ 960,679

15. Comparative Figures

Certain 1999 and 2000 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2001.

16. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a) The Statement of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is presented below:

				Compre-		Total
			Additional paid-in capital	hensive		Shareholders’
	Common Shares			income	Deficit	equity
	Shares	Amount		(loss)	accumulated	(deficiency)
Balance, July 31, 1999	1,907,109	$ -	$ 4,087,005		$ (4,399,572)	$ (312,567)
Shares issued pursuant to the
acquisition of subsidiary	166,667		1			1
Shares issued pursuant to the exercise
of warrants at $0.375 per share	33,333	-	37,500	-	-	37,500
Shares issued pursuant to the exercise
of options at $0.38 per share	216,311	-	246,595	-	-	246,595
Shares issued pursuant to the exercise
of options at $0.65 per share	72,222	-	140,833	-	-	140,833
Shares issued pursuant a private
placement at $0.50 per share	133,334	-	200,000	-	-	200,000
Flow-through shares issued pursuant to
a private placement at $1.04 per share
less issuance costs of $153,835	350,500	-	846,125	-	-	846,125
Stock-based compensation	-	-	6,500	-	-	6,500
Comprehensive income - net (loss) for the year	-	-	-	(625,418)	(625,418)	(625,418)
Comprehensive income (loss)				$ (625,418)
Balance, July 31, 2000	2,849,476	$ -	$ 5,564,559		$ (5,024,990)	$ 539,569

16. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(a) (continued)

				Compre-		Total
			Additional paid-in capital	hensive		Shareholders
	Common Shares			income	Deficit	equity
	Shares	Amount		(loss)	accumulated	(deficiency)
Balance, July 31, 2000	2,849,476	$ -	$ 5,564,559		$ (5,024,990)	$ 539,569
Shares issued pursuant to the conversion of a
convertible debenture at $0.375 per share	310,058	-	348,816	-	-	348,816
Stock-based compensation			1,500			1,500
Comprehensive income
- net (loss) for the year	-	-	-	(1,044,043)	(1,044,043)	(1,044,043)
Comprehensive income (loss)				$(1,044,043)
Balance, July 31, 2001	3,159,534	$ -	$ 5,914,875		$ (6,069,033)	$ (154,158)
Comprehensive income - net (loss) for the period	-	-	-	(180,461)	(180,461)	(180,461)
Comprehensive income (loss)				$(180,461)
Balance, April 30, 2002	3,159,534	$ -	$ 5,914,875		$ (6,294,494)	$ (334,619)

16. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(b) Reconciliation of Balance Sheet Items:

There are no differences between Canadian and U.S. GAAP with respect to the balance sheet items.

(c) Reconciliation of Statement of Operations items:

	Nine months ended April 30 2002	Year ended July 31 2001	Year ended July 31 2000	Year ended July 31 1999
Loss for the period (Canadian GAAP)	$(180,461)	$(1,042,543)	$ (618,918)	$ (440,911)
Stock-based compensation	-	(1,500)	(6,500)	(21,000)
Loss for the period (U.S. GAAP)	$(180,461)	$(1,044,043)	$ (625,418)	$ (461,911)
Loss per share:
Continued operations - basic and diluted (U.S. GAAP)	$(0.04)	$(0.33)	$(0.20)	$(0.51)
Discontinued operations: Loss from discontinued operations of division - basic and diluted (U.S. GAAP)	$(0.01)	$(0.04)	$(0.06)	$(0.03)
Loss on disposal of division – basic and diluted (U.S. GAAP)	$(0.01)	-	-	-
Total - basic and diluted (U.S. GAAP)	$(0.06)	$(0.37)	$(0.26)	$(0.54)
Weighted average number of common shares outstanding
- basic and diluted (U.S. GAAP)	3,159,534	2,852,874	2,397,980	854,130

(d) Comprehensive Income

Statement of Financial Accounting Standards Board No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income include net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources. The Company did not have any other comprehensive income.

16. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(e) Financial Instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued in June, 1998 by the Statement of Financial Accounting Standards Board. SFAS 133 establishes new accounting and reporting standards for for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk. SFAS 133 is effective for all fiscal years beginning after June 15, 2000. The Company had no derivative financial instruments in place at July 31, 2001.

(f) Net Income (Loss) Per share

U.S. GAAP requires the inclusion of stock options, warrants and certain convertible securities in the calculation of diluted earnings (loss) per share amount using the treasury stock method. The treasury stock method requires the inclusion of the options as if they were exercised at the later of the beginning of the year or the date granted and as if the funds were used to purchase the Company’s own stock. As the effect of common shares issuable upon the exercise of stock options, warrants and convertible securities is anti-dilutive, basic and diluted earnings (loss) per share under U.S. GAAP would be the same.

16. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g) Stock Option Compensation

The Company has been granting stock options to directors, officers and employees from 1999 onwards. All options granted were vested immediately or over three (3) years and will expired for a period of five years. There were no stock options granted in fiscal year 2001.

A summary of the employee stock option information:

		Weighted
		average
		exercise
	Shares	price
Options outstanding at July 31, 1998	-	$ -
Granted	233,333	1.14
Options outstanding at July 31, 1999	233,333	1.14
Granted	116,667	1.89
Exercised	(288,534)	(1.35)
Forfeited	(11,111)	(1.95)
Options outstanding at July 31, 2000 and 2001	50,355	1.53
Cancelled	(33,333)	(1.74)
Options outstanding at April 30, 2002	17,022	$ 1.14

Options Outstanding				Options Exercisable
Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$0.01 - $1.00	17,022	2.24	1.14	17,022	1.14
$1.01 - $2.00	-	-	-	-	-
	17,022	2.24	1.14	17,022	1.14

16. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g) Stock Option Compensation (continued)

The Company accounts for its stock-based compensation plan in accordance with Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, under which no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-based Compensation. Accordingly, the Company is required to calculate and present the pro-forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%; dividend yield 0%; volatility of 67%; and five (5) years of expected lives. The weighted average fair value of options granted in 1999 and 2000 is^ $0.63 and $1.23, respectively.

Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company’s loss for the year and loss per share:

	2001	2000	1999
Loss for the year:
- as reported	$(1,044,043)	$(625,418)	$(461,911)
- pro-forma	$(1,172,069)	$(710,486)	$(473,341)
Basic and diluted loss per share:
- as reported	$(0.37)	$(0.26)	$(0.54)
- pro-forma	$(0.41)	$(0.41)	$(0.55)